SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 26, 2005 announcing STMicroelectronics' 2004 Fourth Quarter and Full Year Revenues and Earnings.

PR No. C1582C

STMicroelectronics Reports 2004 Fourth Quarter and Full Year Revenues and Earnings

•	Fourth quarter revenues up 4.3% sequentially to $2.33 billion; 2004 revenues increase 21.0% to $8.76 billion.

•	Fourth quarter gross profit equaled $852 million and gross margin was 36.6%.

•	Net income per diluted share was $0.20 and $0.65 for the fourth quarter and full year respectively.

Geneva, January 26, 2005 -STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and year ended December 31, 2004.

Fourth Quarter 2004 Financial Results

Net revenues for the fourth quarter were $2,328 million, up 4.3% sequentially from the $2,231 million reported in the prior quarter, and 10.2% above the $2,113 million in last year’s fourth quarter. Revenues from Application Specific Products were $1,217 million, or 52% of 2004 fourth quarter net revenues. Differentiated products revenues increased 8.8% sequentially to $1,578 million, representing 67.8% of net revenues in the fourth quarter.

Gross profit was $852 million, up about 1% sequentially from the prior quarter’s $845 million and 12.1% above last year’s fourth quarter gross profit of $760 million. Gross margin was 36.6%, below the prior quarter’s 37.9% and above the 36.0% reported for last year’s fourth quarter.

Pasquale Pistorio, President and Chief Executive Officer, commented, “Within a challenging market environment, ST’s fourth quarter sequential revenue growth was 4.3% – representing the high end of our initial guidance of flat to 5% growth sequentially. This performance was largely driven by seasonal as well as stronger end-market demand, notably within wireless, data storage and automotive applications, all areas where ST has traditionally been a market leader.

“Unfortunately, the sequential revenue growth did not translate into sequential gross margin improvement. Pricing pressure continued and, from an operational standpoint, manufacturing results were impacted by reduced utilization and the performance of certain fabs. Currency reduced gross margin in the quarter by approximately 120 basis points compared to the prior period.”

Research and development expenses in the fourth quarter were $402 million, 4.8% above the $384 million expensed in the prior quarter, and 13.6% higher than the $354 million reported in the comparable year-ago period. R&D costs represented 17.3% of net revenues in the 2004 fourth quarter compared to 17.2% of net revenues in the prior quarter, and 16.7% of net revenues in the year-ago quarter.

Selling, general, and administrative expenses were $245 million for the 2004 fourth quarter, 5.0% above the prior quarter’s $233 million, and 7.4% above the $228 million incurred in the comparable year-ago period. SG&A costs represented 10.5% of net revenues, compared to 10.4% in the prior quarter, and 10.8% in last year’s fourth quarter.

For ST, the sequential average increase in the value of the Euro versus the U.S. dollar in the 2004 fourth quarter was approximately 5%, resulting in an average exchange rate of $1.27 to 1 Euro from a third quarter average level of $1.21 to 1 Euro. The change in the exchange rate affects ST’s cost of goods sold, operating costs and period end balance sheet items, including inventory. The Company noted that inventory at year-end totaled $1,344 million, with changes in currency rates accounting for approximately $80 million of the increase from $1,196 million at September 25, 2004.

Operating income was basically unchanged at $210 million on a sequential basis, or 9.0% of net revenues, in the 2004 fourth quarter. This included $18 million in impairment, restructuring charges and other related closure costs, as well as $23 million in other income. Operating income was $213 million in the prior quarter and $153 million in last year’s fourth quarter.

Net income equaled $187 million in the 2004 fourth quarter, essentially flat compared to the $189 million reported in the 2004 third quarter and up significantly in comparison to 2003 fourth quarter net income of $144 million. Earnings per diluted share were $0.20 for the 2004 fourth quarter, the same as the $0.20 earned in the 2004 third quarter. In the 2003 fourth quarter, earnings per diluted share totaled $0.16.

Balance Sheet Highlights at December 31, 2004

At December 31, 2004, ST had cash and cash equivalents of $1.95 billion. Total debt was $1.958 billion; net financial debt was $8 million while shareholders’ equity was $9.1 billion.

Net cash from operating activities equaled $2,342 million for the full year compared to $1,920 million in 2003. Capital expenditures were $423 million in the 2004 fourth quarter and $2,050 million for the full year. Net operating cash flow* was favorable by $208 million for the full year 2004.

Additional Fourth Quarter 2004 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category and targeted market.

Fourth Quarter 2004 Net Revenues and Operating Income by Product Group:

Group	Revenues (millions of U.S.$)	% of Net Revenues	Operating Income Q4 2004 (millions of U.S.$)
Telecommunications, Peripherals and Automotive (TPA)	$938	40.3%	$135
Discrete and Standard ICs (DSG)	417	17.9%	86
Memory Products (MPG)	508	21.8%	16
Consumer and Microcontroller (CMG)	446	19.2%	44
Others(1)(2)	19	0.8%	-71
TOTAL	$2,328	100%	$210

(1) Net revenues of “Others” include revenues from sales of Subsystems and other revenues.
(2) Operating income of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

(*) Net operating cash flow is defined as net cash from operating activities ($2,342 million) minus net cash used in investing activities ($2,134 million) excluding payments for purchase of and proceeds from the sale of marketable securities ($0)

TPA was the major contributor to sales growth and operating income performance in the fourth quarter, with nearly a 20% increase in operating income and sales growth of 8.5%. CMG’s operating profit was basically flat with the prior quarter while DSG’s operating margin remained over 20%. MPG remained profitable.

Q4 2004 Revenue Breakdown by Product Category

	Revenue (millions of U.S.$)	% of Net Revenue
Differentiated Products	$1,578	67.8%
Standard & Commodities	111	4.8%
Micro & Memories	319	13.7%
Discretes	320	13.7%

In the fourth quarter, Differentiated Products showed strong sequential growth posting an 8.8% increase in revenues. Discretes were up 1.5%, while Standard & Commodities and Micro & Memories declined 8.1% and 7.4% respectively.

Q4 2004 Revenue Breakdown by Market Segment

The following table estimates, within a variance of 5% – 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the fourth quarter of 2004.

% of Net Revenue
Automotive	15%
Consumer	20%
Computer	16%
Telecom	34%
Industrial & Other	15%

Telecom, which showed a slight sequential improvement in the prior quarter, delivered the biggest sequential gain in the fourth quarter. Automotive and Computer also posted strong sequential increases in the fourth quarter. Consumer, which had the strongest sequential increase in the third quarter posted, along with Industrial & Others, seasonal sequential declines in revenue of 12% and 5% respectively.

Full Year 2004 Results

Net revenues for the year ended December 31, 2004 were $8,760 million, an increase of 21.0% over the $7,238 million recorded in 2003. Gross profit was $3,228 million, or 36.8% of net revenues, compared to $2,566 million or 35.5% in 2003. Operating income was $683 million, or 7.8% of net revenues, compared to $334 million or 4.6% of net revenues in 2003.

Mr. Pistorio said, “ST’s 21% year over year sales growth was driven primarily by wireless, digital consumer and automotive applications, which all grew faster than the company average.”

“During 2004, the Company continued to focus on driving key initiatives to improve our competitive positioning within the semiconductor industry. Our marketing objectives to broaden our customer base are delivering positive results, with 31% growth among customers outside our traditional top 50. Our manufacturing restructuring plan to enhance our cost structure and competitiveness is moving ahead and we expect it to be completed by mid 2006, somewhat later than previously anticipated to accommodate qualification requirements of our customers. As previously announced, we have reorganized our product groups and enter 2005 better positioned to serve the various application requirements, and in particular the converging marketplace for communications and multimedia. And, most importantly, ST has added significant resources, over 1,000 engineers between December 2003 and December 2004, to the research and development staff in order to strengthen and enhance our product portfolio. While there is more work to be done, we made solid progress in 2004.”

Net income for 2004 was $601 million, or $0.65 per diluted share. In the prior year, net income was $253 million, or $0.27 per diluted share. Before impairment, restructuring charges and other related closure costs and R&D in process, and a non-operating pre-tax charge of $39 million related to bond repurchases, net income was $435 million, or $0.46 per diluted share in the prior year.

Research and development costs for 2004 were $1,532 million, or 17.5% of net revenues, compared to $1,238 million, or 17.1% of net revenues in 2003. Selling, general and administrative expenses were $947 million, or 10.8% of net revenues in 2004, compared to $785 million, or 10.8% of net revenues in 2003.

For ST, the average exchange rate of the Euro versus the U.S. dollar for the full year 2004 was approximately $1.236 to €1, compared to $1.125 to €1 in 2003.

Outlook

Mr. Pistorio commented, “In addition to earlier-stated strategic initiatives, the Company is undertaking several near-term actions to improve financial performance. First, the Company plans to eliminate certain low volume, non-strategic product families whose return on net assets in the current environment does not meet internal targets. In particular, the Company will scale back the Access programs focused on Customer Premises Equipment (CPE) modem products. This effort will result in impairment charges of approximately $60 million in the first quarter. Second, the Company will accelerate cost reduction initiatives, including: a more selective process in dedicating capacity to new orders, with priority to higher margin products; optimization of the product and production mix in memory; consolidation of certain central function activities to control overhead; and launching an aggressive cost savings program focused on purchasing.

“With respect to the first quarter, we believe it is prudent to anticipate a decline in both revenues and gross margin due to seasonal dynamics, coupled with continued pricing pressures across many of ST’s product families as a result of the industry-wide over-inventory situation, lower utilization rates, as well as the negative impact of the weaker U.S. dollar. Specifically, we expect first quarter revenues to decrease 4% to 12% in comparison to the 2004 fourth quarter and anticipate a gross margin of about 34%, plus or minus 1 percentage point. Our outlook is based upon an exchange rate of $1.32 to 1 Euro. Currency impact represents approximately 140 basis points of the anticipated sequential gross margin decline.”

Recent corporate developments

Upon the proposal of our Management Board, our Supervisory Board has decided to recommend to the 2005 annual shareholders meeting, the distribution of a cash dividend of $0.12 a share, equal to last year's cash dividend distribution.

Products, Technology and Design Wins

•	ST and Hynix Semiconductor announced the signing of a joint-venture agreement to build a front-end memory-manufacturing facility in China. The joint venture is an extension of the successful NAND Flash process/product development and manufacturing relationship between the companies.

•	ST announced the availability of the world’s first 65-nm (0.065-micron) CMOS design platform, which allows its designers and customers to start developing next-generation system-on-chip products for low-power, wireless, networking, consumer, and high-speed applications. ST has already completed the layout of a 65-nm complex SoC device to fully demonstrate its advanced technology.

•	In the consumer field, ST’s Nomadik application processor was chosen by a leading manufacturer for a portable multimedia application.

•	ST announced that it will incorporate the ARM1176JZF-S™ PrimeXsys® Platform with TrustZone™ technology into its Nomadik™ family of multimedia application processors. The development, based on ST’s advanced low-power 65-nm technology, will give the Company’s customers a head start in rolling out third-generation mobile multimedia terminals.

•	In the important mobile image-sensing market, ST introduced the first mega-pixel mobile-camera chipset compliant with the Standard Mobile Imaging Architecture (SMIA) released by ST and Nokia in July 2004. The Company also announced availability of its latest two mega-pixel tri-mode USB camera kit, designed for use in webcams, digital still cameras, and camcorders.

•	ST gained a 100% share for audio power devices with two major consumer manufacturers in Asia: one for plasma-display TVs and the second for DVD players.

•	ST announced availability of a single-chip GPS (global positioning system) for active antenna systems. The GPS IC features the complete RF function, GPS base-band, processor and peripherals on a single piece of silicon. It is the first-ever device successfully embedding the radio section into a digital single-chip GPS receiver, requiring no external host CPU and memory to achieve both satellite tracking and position calculation.

•	ST reinforced its leadership in smart power technologies with the introduction of a new technology employing a patented control strategy that allows chip and package sizes to be significantly reduced while delivering the same power level as currently available devices, and at the same time dramatically increasing robustness. The new technology is particularly suitable for automotive applications.

•	The Company introduced a new set-top box silicon tuner complying with the stringent requirements of the new DVB-S2 specification for satellite broadcasts. DVB-S2 increases the capacity of satellite communications links by 30% compared to the original DVB-S standard, enabling the most effective deployment of high data-rate applications such as HDTV (High Definition TV) and broadband Internet. The new product also received the ‘Product of the Year’ award from the prestigious online publication AnalogZONE for dramatically reducing both the cost and complexity of satellite receivers.

•	ST released details of a new COFDM (Coded Orthogonal Frequency-Division Multiplexing) demodulator chip that performs the front-end processing of terrestrial digital TV transmissions throughout Europe. The new device complies fully with all European standards for COFDM demodulation.

•	ST and Scientific-Atlanta began full production of a jointly developed custom chip for cable set-top boxes. The new chip contains more than 56 million transistors and provides high-definition, digital-video recording, and other video-processing functions in a state-of-the-art silicon chip with advanced packaging.

•	ST announced volume production of the ball grid array (BGA) packaged version of its 256-Mbit ‘Small Page’ NAND Flash memory chip. The product will enable ST to address the growing embedded data storage market for portable consumer equipment such as mobile phones.

•	ST reinforced its position as one of the world’s largest suppliers of silicon devices for automotive, industrial, and consumer applications with volume production of an 8-bit microcontroller that integrates CAN (Controller Area Network) and LIN (Local Interconnect Network) bus interfaces, plus 60 kbytes of Flash memory.

•	In the smart cards field, ST launched a new contactless 8-bit microcontroller, which has already received orders from customers, aimed at transport, financial, and related applications and a new device that combines ST’s Java-accelerated 32-bit RISC architecture and 256 kbytes of EEPROM memory to support the latest 3G multimedia mobile phones.

•	ST announced the release of a complete kit of semiconductor components for the advanced automated meter management (AMM) system developed by Enel, one of the world’s major electricity companies and the main operator in Italy.

•	In the computer peripherals arena, ST was awarded important combo motor driver business, for use in multi-function printer (MFP) products, by a leading manufacturer. The Company also introduced a low power preamplifier chip for mobile disk-drive applications, aimed at the next generation of 2.5-inch server drives.

•	At the prestigious IEDM 2004 (International Electron Devices Meeting) Conference in San Francisco, California, ST participated as presenter or co-author of fifteen papers that covered developments in leading-edge CMOS technology and advances in Non-Volatile Memory technology, including Flash and phase-change memory.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the actual demand for semiconductor products in the key application markets and from key customers served by our products;
•	pricing pressures, losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;
•	further changes in the exchange rates between the US Dollar and the Euro, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
•	our ability to develop new products in time to meet market demand, for volume supplies;
•	the financial impact of any measures we may decide, if we are unable to load our Front-End and/or Back-End fabs at satisfactory levels;
•	the ramp-up of volume production in new manufacturing technologies at our fabs;
•	the ability of our suppliers to meet our demands for products and competitive pricing;
•	smooth transition pursuant to recently announced and future organizational changes in our top management and our product groups;
•	the anticipated benefits of research & development alliances and cooperative activities;
•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate; and
•	our ability to obtain required licenses on third party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information–Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the SEC on May 4, 2004 and as updated from time to time in our SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on January 27, 2005 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the fourth quarter and full year of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 4, 2005.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology, and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information about ST can be found at www.st.com.

(tables attached)

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)

	December 31,	December 31,
	2004	2003

Net sales	2,326	2,112
Other revenues	2	1

NET REVENUES	2,328	2,113
Cost of sales	-1,476	-1,353

GROSS PROFIT	852	760
Selling, general and administrative	-245	-228
Research and development	-402	-354
Other income and expenses, net	23	-13
Impairment, restructuring charges and other related closure costs	-18	-12

Total Operating Expenses	-642	-607

OPERATING INCOME	210	153
Interest income (expense), net	5	-7
Loss on equity investments	-2	0
Loss on extinguishment of convertible debt	0	-2

INCOME BEFORE INCOME TAXES
AND MINORITY INTERESTS	213	144
Income tax expense	-26	0

INCOME BEFORE MINORITY INTERESTS	187	144
Minority interests	0	0

NET INCOME	187	144

EARNINGS PER SHARE (BASIC)	0.21	0.16
EARNINGS PER SHARE (DILUTED)	0.20	0.16

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	935.1	939.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve Months Ended

	(Unaudited)	(Audited)

	December 31,	December 31,
	2004	2003

Net sales	8,756	7,234
Other revenues	4	4

NET REVENUES	8,760	7,238
Cost of sales	-5,532	-4,672

GROSS PROFIT	3,228	2,566
Selling, general and administrative	-947	-785
Research and development	-1,532	-1,238
Other income and expenses, net	10	-4
Impairment, restructuring charges and other related closure costs	-76	-205

Total Operating Expenses	-2,545	-2,232

OPERATING INCOME	683	334
Interest expense, net	-3	-52
Loss on equity investments	-4	-1
Loss on extinguishment of convertible debt	-4	-39

INCOME BEFORE INCOME TAXES
AND MINORITY INTERESTS	672	242
Income tax benefit (expense)	-68	14

INCOME BEFORE MINORITY INTERESTS	604	256
Minority interests	-3	-3

NET INCOME	601	253

EARNINGS PER SHARE (BASIC)	0.67	0.29
EARNINGS PER SHARE (DILUTED)	0.65	0.27

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	935.1	937.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 25,	December 31,
In million of U.S. dollars	2004	2004	2003

	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,950	601	2,998
Marketable securities	0	1,030	0
Trade accounts receivable	1,408	1,523	1,272
Inventories	1,344	1,196	1,129
Deferred tax assets	140	141	106
Other receivables and assets	785	616	616

Total current assets	5,627	5,107	6,121

Goodwill	264	260	267
Other intangible assets, net	291	306	325
Property, plant and equipment, net	7,442	7,011	6,620
Long-term deferred tax assets	59	59	45
Investments and other non-current assets	117	108	99

	8,173	7,744	7,356
Total assets	13,800	12,851	13,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	58	8	45
Current portion of long-term debt	133	111	106
Trade accounts payable	1,352	1,432	1,044
Other payables and accrued liabilities	776	701	693
Deferred tax liabilities	17	24	10
Accrued income tax	176	187	179

Total current liabilities	2,512	2,463	2,077

Long-term debt	1,767	1,710	2,944
Reserve for pension and termination indemnities	285	259	236
Long-term deferred tax liabilities	63	58	37
Other non-current liabilities	15	15	38

	2,130	2,042	3,255
Total liabilities	4,642	4,505	5,332
Commitment and contingencies
Minority interests	48	48	45
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,150	1,149	1,146
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 905,308,997 shares issued, 891,908,997 shares outstanding)
Capital surplus	1,924	1,919	1,905
Accumulated result	5,268	5,081	4,774
Accumulated other comprehensive income	1,116	497	623
Treasury stock	-348	-348	-348

Shareholders' equity	9,110	8,298	8,100

Total liabilities and shareholders' equity	13,800	12,851	13,477

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended

	December 31,	December 31,
In million of U.S. dollars	2004	2003

	(Unaudited)	(Audited)

Cash flows from operating activities:
Net income	601	253
Items to reconcile net income and cash from operating activities
Depreciation and amortization	1,837	1,608
Amortization of discount on convertible debt	28	68
Loss on extinguishment of convertible debt	4	39
Gain on the sale of maketable securities	0	-4
Other non-cash items	5	-53
Minority interest in net income of subsidiaries	3	3
Deferred income tax	-6	-131
Loss on equity investments	4	1
Impairment, restructuring charges and other related closure costs, net of cash payments	8	197
Changes in assets and liabilities:
Trade receivables	-119	-109
Inventories	-144	-75
Trade payables	128	-8
Other assets and liabilities, net	-7	131

Net cash from operating activities	2,342	1,920

Cash flows from investing activities:
Payment for purchases of tangible assets	-2,050	-1,221
Proceeds fromt the sale of marketable securities	0	4
Investment in intangible and financial assets	-81	-34
Payment for acquisitions, net of cash received	-3	-188

Net cash used in investing activities	-2,134	-1,439

Cash flows from financing activities:
Proceeds from issuance of long-term debt	91	1,398
Repayment of long-term debt	-1,288	-1,432
Increase in short-term facilities	10	25
Capital increase	23	22
Dividends paid	-107	-71
Other financing activities	0	-1

Net cash used in financing activities	-1,271	-59
Effect of changes in exchange rates	15	14

Net cash increase (decrease)	-1,048	436

Cash and cash equivalents at beginning of the period	2,998	2,562
Cash and cash equivalents at end of the period	1,950	2,998

For further information, please contact:

INVESTOR RELATIONS:
Benoit de Leusse	Fabrizio Rossini	Nancy Levain
Director, Investor Relations	Investor Relations Senior Manager	LT Value
Tel : +41.22.929.58.12	Tel : +41.22.929.69.73	Tel : +33.01.55.27.15.88
Fax : +41.22.929.69.61	Fax : +41.22.929.69.61	Email : nancy.levain@ltvalue.com
Email:benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
Maria Grazia Prestini	Elisa Kitson
Director, Corporate Media Relations	Financial Dynamics
Tel: +41.2.29.29.69.45	Paris Tel: +33.1.47.03.68.10
Fax: +41.2.29.29.69.50	Email: elisa.kitson@fd.com
Email: mariagrazia.prestini@st.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 27, 2005	By:	/s/ PASQUALE PISTORIO

		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

A press release dated January 26, 2005 announcing ST Microelectronics' 2004 Fourth Quarter and Full Year Revenues and Earnings.